Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
THIRD QUARTER AND 9-MONTHS 2011 RESULTS

Santiago, Chile, November 4th, 2011 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the third quarter and nine-month period ended September 30, 2011. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2011 (US$1.00=Ch$521.76).

Highlights 3Q2011 v. 3Q2010

●	Total sales rose by 5.6%.
●	Bottled export sales in Chilean pesos decreased 10.0%.
●	Bottled export shipments decreased 11.1% to 5,335,380 cases.
●	Bottled domestic sales increased 1% by value and decreased 9.5% in volume.
●	Operating income declined by 18.7%, operating margin was 9.9% compared to 12.8% in 3Q10.
●	Net income decreased 23.9% to Ch$10,094 million (US$19.3 million).
●	Ebitda decreased 9.9% to Ch$16,336 million (US$31.3 million). Ebitda margin was 14.4%.
●	Earnings per share decreased 23.9% to Ch$ 13.51.
Highlights 9M 2011 v. 9M 2010

●	Total sales rose by 8.3%.
●	Bottled export sales in Chilean pesos decreased 3.6%.
●	Bottled export shipments decreased 3.6% to 14,619,312 cases.
●	Bottled domestic sales increased 6.2% by value and decreased 6.6% by volume.
●	Operating income declined 12.3%, operating margin was 10.2% in 9M11 compared to 12.6% in 9M10.
●	Net income decreased 18.4% to Ch$26,151 million (US$50.1 million).
●	Ebitda declined 5.1% to Ch$42,910 million (US$82.2 million). Ebitda margin decreased to 14.5% from 16.5%.
●	Earnings per share decreased 18.4% to Ch$ 35.01.

Comments of the CEO

In the third quarter of this year our export volumes decreased, while continuing our direction of increases in prices and product mix.

In the first nine months of 2011, we faced a strong Chilean peso and higher grape prices, those two effects pressured our margins; however in these nine months our net sales grew by 8.3% and our EBITDA decreased 5.1%.

Is important to mention that in the second half of September 2011, the Chilean peso depreciated to levels above Ch$500 per US$, remaining at those levels until today, a lower Chilean Peso could improve the margins, considerating that more than 75% of our sales are not domestic.

This report is the second one including our new subsidiary in the U.S., Fetzer, that we acquired in April 15, 2011. In the 3Q 2011, Fetzer represented a 11.7% of our total sales, and in the first 9 months of 2011, Fetzer sales amounted to a 8.5% of total sales.

In the domestic market, bottled wine volumes dropped by 6.6% while our sales have increased by 6.2% in this nine months against the same period last year. The premium wines have continued to grow, they grew 13.9% in volume in the third quarter.

Our business in Argentina is continuing its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined both in the domestic market and in the export market.

Third Quarter 2011 Results

Total Revenues

Total revenues increased 5.6% to Ch$113,648 million (US$217.9 million) from Ch$107,646 million (US$206.3 million). For the quarter, growth was driven by larger sales in the Chilean domestic market and the incorporation of Fetzer (since April 15th). The Bottled export sales decreased 10.0% affected by the Chilean currency and an average price increase in the quarter.

Table 1 Total Revenues (in Ch$ million)

			Change			Change
	3Q11	3Q10	(%)	9M 2011	9M 2010	(%)
Export sales(1)	67,694	74,867	-9.6%	186,268	192,941	-3.5%
Domestic sales–wine	17,938	17,942	0.0%	45,845	43,376	5.7%
Domestic sales–other products	6,239	5,040	23.8%	16,811	13,526	24.3%
Argentina exports(2)	4,107	5,281	-22.2%	11,111	13,097	-15.2%
Argentina domestic	2,210	2,557	-13.6%	5,516	6,198	-11.0%
U.S.A. (Fetzer)	13,276	—	—	25,314	—	—
Other revenues	2,185	1,959	11.6%	6,034	5,086	18.6%
TOTAL	113,648	107,646	5.6%	296,898	274,224	8.3%

Table 2 Sales of Bottled Wine (in Ch$ million)

				Change			Change
		3Q11	3Q10	(%)	9M 2011	9M 2010	(%)
Sales (in Ch$ million)
Export Markets		67,658	74,441	-9.1%	186,195	191,644	-2.8%
Domestic Market - Wine		17,681	17,513	1.0%	45,512	42,855	6.2%
Domestic Market - Other Products		6,239	5,040	23.8%	16,811	13,526	24.3%
Argentina Exports		4,107	5,281	-22.2%	11,111	13,097	-15.2%
Argentina Domestic		2,210	2,557	-13.6%	5,321	6,198	-14.2%
U.S.A. (Fetzer)		13,156	0	—	25,049	0	—
Total Sales		111,051	104,832	5.9%	289,999	267,321	8.5%
Volume (thousand liters)
Export Markets(1)		45,125	49,835	-9.5%	123,412	125,879	-2.0%
Domestic Market - Wine		18,102	20,314	-10.9%	49,173	52,671	-6.6%
Argentina Exports(2)		2,894	4,157	-30.4%	8,162	10,609	-23.1%
Argentina Domestic		1,915	2,171	-11.8%	4,613	5,663	-18.5%
U.S.A. (Fetzer)(2)		5,397	0	—	9,880	0	—
Total Volume		73,432	76,477	-4.0%	195,239	194,821	0.2%
Average Price (per liter)	Currency
Export Markets	US$	3.18	2.93	8.6%	3.18	2.93	8.7%
Domestic Market - Wine	Ch$	976.7	862.1	13.3%	925.5	813.6	13.8%
Argentina Exports	US$	3.00	2.49	20.5%	2.87	2.37	20.9%
Argentina Domestic	US$	2.44	2.31	5.7%	2.43	2.11	15.3%
U.S.A. (Fetzer)	US$	5.15	0	—	5.38	0	—

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil and Singapore).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues

Export sales decreased 10.4% totaling Ch$71,801 million as compared to Ch$80,141 million for the same quarter last year. This decrease was driven by a 11.1% decrease in volumes commercialized. The average prices increased 9.5% in US$; this price increase was compensated by the negative impact of the appreciation of the Chilean peso against all major currencies. For the quarter, the Chilean peso appreciated against the US dollar by 7.5% and 3.9% against the sterling pound. Regarding the Euro, the Chilean peso depreciated 0.9% in this period compared to last year. However, in the second half of September 2011, the Chilean peso depreciated to levels above Ch$500 per US$, remaining at those levels until today.

● Bottled Wine Sales – Volume:
For the quarter, Company volumes exported decreased 11.1% with sales of 5,335,380 cases as compared to 5,999,087 cases in 3Q10.

Sales volumes decreased in many export areas. In the quarter, volumes exported to Europe decreased by 23.2% and Canada dropped by 19.3%. The US increased by 10.2%, Asia rose by 3.2% and South America increased by 3.1%, led by the strong sales growth in the Brazilian subsidiary of 4.8%.

Graph 1
Export Volume by Region
3rd Quarter 2011

Chile Domestic Sales-wine

Total domestic bottled wine sales in Chile increased 1.0% to Ch$17,681 million (US$33.9 million) in 3Q11, from Ch$17,513 million (US$33.6 million) in 3Q10. This increase was explained by a 13.3% increase in the average price per liter. Domestic market bottled wine sales by volume totaled 18.1 million liters in the quarter.

The 10.9% decrease in domestic volumes in Chile, is the consequence of a decrease of 11.8% in the Popular volumes. Premium volumes grew 13.9%. In Varietal and Premium Ranges, the company is showing increases in average prices. The increase of sales in Premium wines follows a consistent strategy and company focus, helped by the strong recognition of the premium wine portfolio.

According to AC Nielsen’s figures, for the nine-month period ended September 2011, Concha y Toro’s market share was 30.3%, 4 basis point lower than the 30.7% obtained at the end of 2010.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$6,239 million (US$12.0 million). The 23.8% increase in this category from the same quarter last year is showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the growth in the premium beer segment, in line with the increase of the general income levels in Chile.

Argentine Operations

Total revenues from the Argentine operation decreased 19.4% to Ch$6,317 million as a result of a 22.2% decrease in exports and a 13.6% decrease in domestic sales, partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 321.539 cases, a decrease of 30.4% over 3Q10. In US dollar terms, exports decreased 16.1% to US$8.7 million, the average price in US dollars increased 20.5%.

On the domestic side, sales in Argentina by volume decreased 11.8% to 212.755 cases. Besides this decrease in volumes, Sales Revenues in US dollars decreased 6.8% to US$4.7 million, reflecting an increase in average price in US dollars of 5.7%.

U.S.A (Fetzer)

Fetzer sales totaled Ch$13,276 (US$25.4 million) considering 599,642 cases. Because Fetzer started on April 15th 2011, there is no comparison against last year. In the quarter Fetzer represented 11.7% of our total sales, and 7.3% of our total volume of bottled wines.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and other products, increased 11.6% to Ch$2,185 million (US$4.2 million).

Cost of Sales

For the quarter, the total cost of sales rose 8.1% to Ch$75,874 million (US$145.4 million) from Ch$70,190 million (US$134.5 million) in 3Q10. The cost of sales as a percentage of total sales increased to 66.8% from 65.2%, mainly as a result of a higher grape cost as compared to the same quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 12.2% to Ch$26,570 million (US$50.9 million). This increase is mainly explained by larger expenses in the foreign distribution subsidiaries. As a percentage of sales, SG&A increased to 23.4% from 22.0% in 3Q10.

Operating Income

Operating income decreased 18.7% to Ch$11,204 million (US$21.5 million) in 3Q11 compared to Ch$13,785 million (US$26.4 million) in 3Q10. The operating margin decreased to 9.9% from 12.8%, as a result of a higher average direct cost and the appreciation of the Chilean peso.

Non-Operating Result

The non-operating result showed a gain of Ch$1,897 million (US$ 3.6 million) as compared to a gain of Ch$ 2,183 million (US$ 4.2 million) in 3Q10. This is mainly explained by higher Interest    expenses due the debt increase to acquire Fetzer. Interest expenses increased 132.5%, totaling Ch$ 1.855 million (US$3.6 million) as compared to Ch$ 798 million (US$1.5 million) in the same quarter last year. As of September 30, 2011 total financial debt was Ch$222,784 million (US$427 million) as compared to Ch$ 79,325 million (US$152 million) as of September 30, 2010.

Net Income and Earnings per Share (EPS)

Net income for the period declined 23.9% to Ch$10,095 million (US$19.3 million) from Ch$13,260 million (US$25.4 million). Based on 747.005.982 subscribed and paid-in shares as of September 30, 2011, Concha y Toro’s earnings decreased to Ch$13.51 per share from Ch$ 17.75 per share in the same quarter last year.

9 Months 2011 Results

Total Revenues

Total revenues for the first nine months of 2011 increased 8.3% to Ch$ 296,898 million (US$569.0 million), from Ch$274,224 million (US$525.6 million) in 9M10. This figure reflects a mainly a repositioning of the brands of Concha y Toro to reach higher price points in the export markets, a continued strategy of increases in prices in the domestic market to compensate the effect of higher wine cost, and an increase in the domestic sales of other products. However, the total volume has grown by a 0.2%, affected by the increase of the averages prices.

Many of these effects have been also negatively affected by the negative impact of currency movements.

Export revenues

Export sales decreased 4.2% totaling Ch$ 197,379 million (Ch$ 206,038 million in 9M2010). Besides of a 3.6% decrease in volumes sold, the sales were affected by the negative impact of the appreciation of the Chilean peso against all major currencies.

For the first nine months, the Chilean peso appreciated against the US dollar by 8.9%, 2.0% against the Euro and 3.8% to the sterling pound.

● Bottled Wine Sales – Volume:

For the nine-month period, export volumes decreased 3.6% with sales of 14,619,312 cases as compared to 15,165,347 cases in 9M10.

In this period we highlight the growth in volumes in the Asian market, despite the negative effect of the Japanese earthquake in March 2011, and strong volume growth in Latin America. Shipment to Asia increased 3.1% and South America 20.1%.

Sales volume in Continental Europe decreased 13.9%. In the UK sales volume decreased 10.9%, and by value, sales decreased by 4.5% measured in US$. This is explained by an increase of 7.2% in the average price per case.

Export Volume by Region:
9-Months 2011

Domestic Sales, Chile

Bottled domestic wine sales increased 6.2% to Ch$45.512 million (US$87.2 million) in 9M11, from Ch$42,855 million (US$82.1 million) in 9M10, following a 6.6% drop in volume and a 13.8% increase in the average price. The volume of bottled wine sales on the domestic market totaled 49.17 million liters this nine months.

This positive results obtained in this segments follows a consistent strategy and company focus, helped by the strong recognition of the premium wine portfolio.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$16,811 million (US$32.2 million), increasing 24.3% from 9M2010.

Argentine Operations
Revenues of Ch$16,627 million were achieved by our Argentine businesses following a 15.2% decrease in bottled export sales and a 14.2% decrease in domestic revenues.

For the first nine months of the year, Trivento’s exports of bottled wine totaled 906.839 cases representing a decrease of 23.1%. By value, exports totaled US$23.4 million, decreasing 7.0% as compared to the same period of 2010. This decrease is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points.

Domestic market sales volume presented a decrease of 18.5%, with a total volume of 512,519 cases. In US dollar value terms, sales decreased 6.1% to US$11.2 million.

U.S.A (Fetzer)

Fetzer sales totaled Ch$25,314 (US$48.5 million) considering 1,097,754 cases. Because Fetzer started on April 15th 2011, there is no comparison against last year. In the first nine months of this year Fetzer represented 8.5% of our total sales, and 5.1% of our total volume of bottled wine.

Other Revenues
Other revenues increased 18.6% against last year to Ch$6,034 million (US$ 11.6 million).

Cost of Sales

For the first nine months of 2011, the total cost of sales rose 11.4% to Ch$ 196,202 million (US$ 376.0 million) from Ch$ 176,163 million (US$ 337.6 million) in 2010. The cost of sales as a percentage of total sales rose to 66.1% from 64.2% mainly resulting from a higher grape cost as compared to the same period last year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.9% to Ch$70,367 million (US$134.9 million) from Ch$ 63,463 million (US$121.6 million). As a percentage of revenues, SG&A rose to 23.7% from 23.1% in 9M10.

Operating Income

Operating income decreased 12.3% to Ch$30,329 million (US$ 58.13 million) compared to Ch$34,599 million (US$ 66.3 million) in the first nine months of 2010. The operating margin decreased to 10.2% from 12.6%; this reflects mainly the higher average cost in this period and the appreciation of the Chilean peso.

Non-Operating Results

Non-operating result decreased 44.5% to Ch$2,584 million (US$ 5.0 million) compared to Ch$4,654 million (US$ 8.9 million) in the first nine months of 2010.  This is mainly explained by higher Interest expenses due the debt increase to acquire Fetzer. Interest expenses increased by 73.1%, totaling Ch$ 4,174 million (US$8.0 million) as compared to Ch$ 2,411 million (US$4.6 million) in the same nine months last year. As of September 30, 2011 total financial debt was Ch$222,784 million (US$427 million) as compared to Ch$ 79,325 million (US$152 million) as of September 30, 2010.

The lower non-operating result is also explained by a lower Exchange differences gains in the first nine months of 2011, in which, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit for this concept in 9M11 was Ch$5,879 million (US$11.3 million) and Ch$ 6,848 million (US$ 13.1 million) in 9M10.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 18.4% to Ch$ 26,151 million (US$50.1 million) from Ch$32,068 million (US$ 61.5 million) in the same period last year. Concha y Toro’s EPS decreased to Ch$ 35.01 per share from Ch$ 42.93 in 9M10.

Balance Sheet

Assets
As of September 30, 2011, the Company’s consolidated assets totaled Ch$759,781 million (US$1,456 million).

In comparison to September 2010, there is an increase in current assets of Ch$ 168,622 million due mainly to an increase in inventories.

Liabilities

As of September 30, 2011 net financial debt (this is excluding cash and cash equivalent) stood at Ch$ 196,651 million (US$376.9 million) representing a year-on-year increase of Ch$ 152,696 million (US$292.7 million), this is mainly because of the debt increase to acquire Fetzer.

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About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company cultivates around 8,445 hectares of vineyards in Chile, 1,068 hectares in Argentina and 429 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,848 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A. Consolidated Income Statement (In thousands of constant Chilean pesos as of September 30, 2011)

	3Q 2011	3Q 2010	Change	9M 2011	9M 2010	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Operating Results
Sales revenues	113,648,440	107,645,778	5.6%	296,898,350	274,224,449	8.3%
Cost of sales	(75,873,843)	(70,189,826)	8.1%	(196,202,149)	(176,163,101)	11.4%
% of sales	66.8%	65.2%		66.1%	64.2%

Gross Profit	37,774,597	37,455,952	0.9%	100,696,201	98,061,348	2.7%
% of sales	33.2%	34.8%		33.9%	35.8%

Selling & Adm. Expenses	(26,570,138)	(23,671,343)	12.2%	(70,366,945)	(63,462,736)	10.9%
% of sales	23.4%	22.0%		23.7%	23.1%

Operating Income	11,204,459	13,784,609	-18.7%	30,329,256	34,598,612	-12.3%
% of sales	9.9%	12.8%		10.2%	12.6%
Non-Operating Results
-Non-operating income	158,941	223,723	-29.0%	544,293	439,951	23.7%
-Equity income	1,426,119	862,280	65.4%	1,524,311	987,614	54.3%
-Non-operating expenses	(291,196)	(214,172)	36.0%	(586,788)	(624,767)	-6.1%
-Financial expenses	(1,855,251)	(797,803)	132.5%	(4,174,055)	(2,410,711)	73.1%
-Price level restatement	(212,681)	(116,515)	82.5%	(603,028)	(586,018)	2.9%
-Exchange differences	2,671,295	2,225,303	20.0%	5,879,458	6,848,359	-14.1%

Non-operating result	1,897,227	2,182,816	-13.1%	2,584,191	4,654,428	-44.5%

Income before income tax	13,101,686	15,967,425	-17.9%	32,913,447	39,253,040	-16.2%

Less: income tax	(3,006,904)	(2,706,998)	11.1%	(6,762,069)	(7,185,496)	-5.9%

Net Income	10,094,782	13,260,427	-23.9%	26,151,378	32,067,544	-18.4%
-Earnings per share (Ch$)	13.51	17.75	-23.9%	35.01	42.93	-18.4%

EBITDA	16,336,099	18,129,029	-9.9%	42,910,128	45,211,120	-5.1%
% sales	14.4%	16.8%		14.5%	16.5%

Viña Concha y Toro S.A. Consolidated Balance Sheet (In thousands of constant Chilean pesos as of September 30, 2011)

	As of	As of
	Sept 30, 2011	Sept 30, 2010
Assets

Cash and cash equivalents	26,132,965	35,370,342
Inventories	193,813,076	124,234,192
Accounts receivable	108,846,385	104,718,860
Biological current assets	9,466,752	6,248,212
Other current assets	16,695,040	13,767,223
Total current assets	354,954,218	284,338,829

Property, plant & equipment, net	256,555,138	225,069,158
Biological fixed assets	59,540,902	52,581,443
Other fixed assets	12,801,204	9,805,822
Other assets non current	75,929,883	16,363,830
Total non current assets	404,827,127	303,820,252
Total assets	759,781,345	588,159,081

Liabilities
Loans and other liabilities	55,345,295	36,429,870
Other current liabilities	125,031,589	111,188,411
Total current liabilities	180,376,884	147,618,281

Loans and other liabilities	167,438,718	42,895,407
Other non current liabilities	30,064,498	31,207,319
Total non current liabilities	197,503,216	74,102,726

Total Liabilities	377,880,100	221,721,007

Equity
Paid-in-capital	84,178,790	84,034,663
Retained earnings	294,463,170	274,812,537
Other reserves	3,259,274	7,590,870
Net equity attributable to parent	381,901,234	366,438,070
Minority Interest	11	4
Total Equity	381,901,245	366,438,074
Total Equity and Liabilities	759,781,345	588,159,081